UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment 7)


(Name of Issuer)		CASCADE MICROTECH

(Title of Class of Securities)	Common Stock

(CUSIP Number)			147322101

(Date of Event Which Requires Filing of this Statement)	December 31, 2012

Check the appropriate box to designate the rule pursuant to which this
Schedule
is filed:
      [   ]Rule 13d-1(b)
      [ X  ]Rule 13d-1(c)
      [   ]Rule 13d-1(d)

      CUSIP No. 		147322101

          1.Names of Reporting Persons.

	Laurence W.Lytton

2. Check the Appropriate Box if a Member of a Group (See Instructions)

a)..........................................................................

(b)..........................................................................

      3.SEC Use Only

      4.Citizenship or Place of Organization

      		USA

      5.Sole Voting Power 		780,081

      6.Shared Voting Power 		122,050

      7.Sole Dispositive Power		780,081

      8.Shared Dispositive Power 	122,050


      9.Aggregate Amount Beneficially Owned by Each Reporting
      Person
			902,131

      10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions).................................


      11.Percent of Class Represented by Amount in Row (9)

			6.4%

      12.Type of Reporting Person (See Instructions)

			IN

            Item 1.

      (a)Name of Issuer		CASCADE MICROTECH

      (b)Address of Issuer's Principal Executive Offices

			2430 N.W. 206th Avenue
			Beaverton, Oregon



	      Item 2.

      (a)Name of Person Filing	Laurence W. Lytton

      (b)Address of Principal Business Office or, if none, Residence

		467 CPW
		N.Y., NY  10025

      (c)Citizenship			USA

      (d)Title of Class of Securities	Common

      (e)CUSIP Number			147322101


      Item 3. 	not applicable


      Item 4.Ownership.

      (a)Amount beneficially owned: 	902,131 shares consisting of
 619,106 shares held by the reporting person, 110,000 held in the IL Trust, 70,000 in the KL Trust, 40,000 in the WL Trust, 45,975 in the AWL Family LLC, and 17,050 in managed family accounts.

      (b)Percent of class: 		6.4%

      (c)Number of shares as to which the person has:

      (i)Sole power to vote or to direct the vote 	780,081.

      (ii)Shared power to vote or to direct the vote 	122,050.

      (iii)Sole power to dispose or to direct the disposition of  780,081.

      (iv)Shared power to dispose or to direct the disposition of  122,050.


      Item 5.Ownership of Five Percent or Less of a Class:



      Item 6.Ownership of More than Five Percent on Behalf of Another Person.

			Not applicable

      Item 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

			Not applicable

      Item 8.Identification and Classification of Members of the Group

			Not applicable

      Item 9.Notice of Dissolution of Group

			Not applicable

      Item 10.Certification

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
      ___02/13/13____________________________
      Date
      ____s/ Laurence W. Lytton____________________________
      Signature
      _____Laurence W. Lytton___________________________
      Name/Title